U.S. Securities and Exchange Commission
Washington, DC 20549


Form ID
UNIForm APPLICATIoN For ACCESS CoDES To FILE oN EDGAr


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PART I APPLICATION FOR ACCESS CODES TO FILE ON EDGAR



FAC Propertys llc, Central Index Key (CIK) 0001521373
CIK Confirmation Code (CCC) @rie40jz.
Password Modification Authorization Code (PMAC) h4h#msvp


FAC Propertys llc
Name of applicant (Applicants name as specified in its charter, except, if individual,


1329 Needham Avenue
Bronx New York 10469
Mailing Address
(347) 8430804
Telephone





 Business Development Company



36-4660775

Filers Tax or Federal Identification Number
(do not enter Social Security Number)
(Doing Business As)



Real Estate and Construction Services
Doing Business As




Ferris A Christian
Person to receive SEC Account Information and Billing Invoices



(347) 843-8040
Telephone Number (Include Area and, if Foreign, Country Code)




1329 Needham Avenue
Bronx New York 10469
Mailing Address




Ferris A Christian President
Signature Position or Title


Date May 24th 2012.